

April 9, 2015

James M. Harrison
Chief Executive Officer
Party City Holdco Inc.
80 Grasslands Road
Elmsford, NY 10523

> **Re:** **Party City Holdco Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed April 6, 2015**
> **File No. 333-193466**

Dear Mr. Harrison:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2015 letter.

Use of Proceeds, page 35

1. We note that based on the midpoint of your offering price range, you expect to redeem approximately $281 million of the senior PIK toggle notes. Please revise your disclosure to separately quantify the amount of cash you expect to pay for the face value of these notes, the accrued interest expense, and the early redemption penalty and any other fees such that the total cash outlay equals the $295.6 million of estimated net proceeds remaining after payment of the management agreement termination fee.

Capitalization, page 37

2. We note that the "As Adjusted" column includes the expected impact of using borrowings under your revolving credit facilities to redeem any outstanding PIK toggle notes that are not redeemed with proceeds from this offering. Please confirm our assumptions, if true, that all of your PIK toggle notes will be redeemed at the same time

regardless of the source of funding and that this redemption will occur shortly after the closing of the offering.

3. Please provide us with a reconciliation from the "Actual" amount of retained earnings to the "As Adjusted" amount for retained earnings, and tell us the tax rate applied to the reconciling items. Please consider disclosing this information to your investors.

Dilution, page 39

4. We note that your calculation of net tangible book value per share before the offering excludes your redeemable convertible securities from the numerator but includes your redeemable convertible securities in the denominator. Please revise this calculation to consistently include or exclude your redeemable convertible securities from both the numerator and the denominator, and clearly explain to your investors how this metric is calculated. If your net tangible book value per share before the offering excludes your redeemable convertible securities, please show the impact of the automatic conversion of these securities as a separate line item within your tabular calculation of dilution per share to new stockholders so that investors can differentiate the impact of this automatic conversion from the impact of the offering.

5. Please tell us how you determined total consideration paid by existing stockholders in the table at the top of page 39.

Selected Consolidated Financial Data, page 41

6. We note you removed your separate presentation elsewhere in the filing of pro forma financial statements that were calculated in compliance with Article 11 of Regulation S-X. As pro forma earnings per share data is no longer included in your filing, please tell us how you considered presenting this pro forma earnings per share data alongside the historical earnings per share data within this table. If you present pro forma earnings per share data, please note that net income should only be adjusted for charges and credits with a recurring impact and the denominator should only be adjusted for those shares whose proceeds are being reflected in pro forma adjustments to net income. However, we will not object if you present additional pro forma earnings per share data reflecting the issuance of all shares if you consider this information meaningful.

You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Julie H. Jones